Xiangtian (USA) Air Power Co., Ltd.

c/o Luck Sky International Holdings Limited

Unit 602 Causeway Bay Comm Bldg 1

Sugar Street, Causeway Bay

Hong Kong, People’s Republic of China

April 29, 2015

Kevin Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Xiangtian (USA) Air Power Co., Ltd.

Form 10-K for the fiscal year ended July 31, 2014 Filed November 20, 2014

Form 10-Q for the quarterly period ended October 31, 2014 Filed December 18, 2014

File No. 000-54520

Dear Mr. Vaughn:

In response to your letter of March 12, 2015, Xiangtian (USA) Air Power Co., Ltd. (the “Company”), acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Zhiqi Zhang

Zhiqi Zhang, Chief Executive Officer